UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, July 26, 2012

Renewed commercial dynamic in French mobile segment, and growth in Spain and emerging markets

France Telecom–Orange confirms its 2012 operating cash flow target of close to 8 billion euros

•

Consolidated revenues of 21.843 billion euros for the first half of 2012 remained stable at -0.1% compared with the first half of 2011, in line with the first quarter results on a comparable basis and excluding the impact of regulatory measures:

-

In France, the revenue decline was limited to 2.0%. The success of Sosh (367,000 clients at 30 June 2012), Open (2.1 million customers) and the new Origami offers helped stabilise Orange’s market share on the mobile market, estimated at 38.1% at 30 June 2012, compared with 38.3% at the end of March. The second quarter net loss of customers (-155,000) was one fourth of that in the first quarter, with a return to growth in the retail contract customer base in June (+27,000). The national roaming contract signed with the new market entrant partially offset the revenue decline in the retail mobile market;

-

Spain continued its strong growth (+4.8% for the six-month period), led by sustained growth in fixed broadband services and the rapid development of Internet browsing on mobiles;

-

Revenues in Poland declined 1.1%, while remaining stable in other European countries;

-

Africa and the Middle East confirmed the improvement seen in the first quarter, with 6.2% growth over the half year period;

-

The decline in revenues in the Enterprise segment was limited to 2.6%.

•

Restated EBITDA was 7.004 billion euros, with margin decline limited to 1.6 percentage points (32.1% of revenue for the first half of 2012) on a comparable basis, due to control of commercial costs and the results of the Chrysalid plan.

•

CAPEX rose 1.0% to 2.460 billion euros compared to the first half of 2011 on a comparable basis, for a ratio of CAPEX to revenues of 11.3%. CAPEX in very high-speed broadband (FTTH) and mobile broadband (4G) accelerated.

•

Net income was 1.909 billion euros for the first half of 2012, versus 2.095 billion euros in the first half of 2011.

•

Operating cash flow (restated EBITDA – CAPEX) for the first half of 2012 was 4.544 billion euros.

•

Net debt was 31.177 billion euros at 30 June 2012, a reduction of 1.154 billion euros compared to the restated net debt at 31 December 2011. The restated ratio of net debt to EBITDA was 2.11 at 30 June 2012.

The Group confirms its operating cash flow target of close to 8 billion euros1 for 2012 and reiterates its commitment to return to a net debt/EBITDA ratio of 2 in the medium term in order to protect the Group's financial health in all circumstances. Based on the results of the first half of 2012, an interim dividend for 2012 of 0.58 euros per share2 will be paid in cash on 12 September 2012.

Commenting on the first-half 2012 results, France Telecom–Orange Chairman and CEO Stéphane Richard said: “Against the backdrop of a difficult macro-economic environment, I would like to emphasise the robustness of our first-half results, particularly the resilience of our French mobile operations which showed a marked improvement from the first quarter with a return to growth in the contract customer base in June. Spain and the emerging countries continued to underpin the Group's performance with revenue growth in the first half of 4.8% and 6.2% respectively. We are continuing the deployment of our very fast broadband and 4G networks, the engines of our future growth. I also welcome the recent stance taken by public authorities, European and national, as to the importance of our sector in matters of investment, employment and growth. Finally, the latest results from our internal employee satisfaction survey testify to the improved work environment and greater cohesion within the Group, without which this financial performance could not have been achieved.”

1 Including the impact of around 120 million euros for the payment of pension contributions for France Telecom–Orange employees in France with civil servant status.

2 Corresponding to 0.60 euros minus the new 3% tax on dividends.

key figures

•

half-year data

In millions of euros	2012	2011 comparable basis	2011 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidated group
Revenues	21,843	22,275	22,569	(1.9)%	(0.1)%	(3.2)%	(0.0)%	(1.3)%
Of which:
France	10,826	11,332	11,305	(4.5)%	(2.0)%	(4.2)%	-	0.2%
Spain	1,988	1,942	1,943	2.4%	4.8%	2.3%	-	(0.1)%
Poland	1,694	1,734	1,902	(2.3)%	(1.1)%	(11.0)%	(6.7)%	(2.1)%
Rest of World	4,144	4,078	4,281	1.6%	2.8%	(3.2)%	1.9%	(6.7)%
Enterprises	3,489	3,582	3,548	(2.6)%	(2.6)%	(1.7)%	1.0%	(0.1)%
International Carriers and Shared Services	817	764	774	6.9%	6.9%	5.5%	0.2%	(1.5)%
Eliminations	(1,115)	(1,157)	(1,184)	-	-	-	-	-
Restated EBITDA*	7,004	7,509	7,613	(6.7)%	(5.3)%	(8.0)%	(0.1)%	(1.3)%
In % of revenues	32.1%	33.7%	33.7%	(1.6)pt	(1.8)pt	(1.7)pt	-	-
Of which:
France	4,020	4,416	4,355	(9.0)%	(7.0)%	(7.7)%	-	1.4%
Spain	455	381	381	19.4%	21.6%	19.5%	-	0.1%
Poland	591	643	698	(8.0)%	(8.4)%	(15.3)%	(4.6)%	(3.3)%
Rest of World	1,453	1,418	1,471	2.5%	3.5%	(1.2)%	1.6%	(5.3)%
Enterprises	596	649	649	(8.2)%	(8.2)%	(8.3)%	0.2%	(0.2)%
International Carriers and Shared Services	(111)	3	60	-	-	-	-	-
Eliminations	-	-	-	0.2%	-	62.1%	-	-
Operating Income	3,488		4,174
Net income	1,909		2,095
Net income attributable to equity owners of France Telecom S.A.	1,738		1,945
CAPEX (excluding GSM and UMTS licences)	2,460	2,435	2,469	1.0%		(0.4)%
In % of revenues	11.3%	10.9%	10.9%	0.3pt		0.3pt
Operating cash flow (restated EBITDA* – CAPEX)	4,544	5,074	5,144	(10.4)%		(11.7)%

		At 30 June 2012	At 31 December 2011 restated**	At 31 December 2011 historical basis
Net financial debt		31,177	32,331	30,890
Net financial debt / EBITDA (restated)***		2.11	2.09	2.00

* The EBITDA restatements are described in appendix 5.

** Restated net financial debt on 31 December 2011 included a payment on 19 January 2012 related to the acquisiton of the 4G license (800MHz) in France (891 million euros) and a payment on 13 January 2012 related to the dispute between the Danish company DPTG  and TP S.A. in Poland (550 million euros).

*** The method of calculating the restated ratio of net financial debt to EBITDA is described in appendix 4.

•

quarterly data

In millions of euros	2nd quarter 2012	2nd quarter 2011 comparable basis	2nd quarter 2011 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidated group
Revenues	10,921	11,151	11,341	(2.1)%	(0.2)%	(3.7)%	0.2%	(1.9)%
Of which:
France	5,425	5,696	5,682	(4.8)%	(2.2)%	(4.5)%	-	0.3%
Spain	1,007	983	984	2.5%	5.2%	2.4%	-	(0.1)%
Poland	862	872	957	(1.2)%	0.1%	(9.9)%	(6.8)%	(2.0)%
Rest of World	2,011	1,986	2,145	1.2%	2.5%	(6.2)%	2.9%	(10.3)%
Enterprises	1,755	1,792	1,765	(2.1)%	(2.1)%	(0.6)%	1.6%	(0.1)%
International Carriers and Shared Services	407	392	396	3.8%	3.8%	2.8%	0.3%	(1.3)%
Eliminations	(546)	(571)	(587)	-	-	-	-	-
Restated EBITDA*	3,572	3,820	3,879	(6.5)%	(5.1)%	(7.9)%	0.2%	(1.7)%
In % of revenues	32.7%	34.3%	34.2%	(1.5)pt	(1.7)pt	(1.5)pt
CAPEX (excluding GSM and UMTS licences)	1,363	1,362	1,387	0.1%		(1.7)%	0.2%	(2.0)%
In % of revenues	12.5%	12.2%	12.2%	0.3pt		0.2pt
Operating cash flow (restated EBITDA* – CAPEX)	2,209	2,458	2,492	(10.1)%		(11.3)%
* The EBITDA restatements are described in appendix 5.

*

*        *

The Board of Directors of France Telecom S.A. met on 25 July 2012 and examined the Group's financial statements.

The Group’s statutory auditors carried out a limited review of the first half 2012 financial position and have issued their report on the first half financial information for 2012.

More detailed information is available on the France Telecom–Orange website:

www.orange.com

comments on key Group figures

revenues

Revenues of the France Telecom–Orange Group were 21.843 billion euros in the first half of 2012, a 1.9% decline on a comparable basis.

Excluding the impact of regulatory measures (-403 million euros), Group revenues remained generally stable (-0.1%) in relation to the first half of 2011. The steady growth in Africa and the Middle East (+6.2%) and in Spain (+4.8%) offset the effects of intensified competitive pressures in the other European countries, particularly France, where revenues were down 2.0% over the half-year period.

In the second quarter of 2012, Group revenues declined 2.1% on a comparable basis to 10.921 billion euros. Excluding the impact of regulatory measures (-208 million euros), revenues were essentially stable, down 0.2% after falling 0.1% in the first quarter.

Changes in revenues, excluding the impact of regulatory measures, were as follows:

•

in France, mobile services3 revenues remained stable in the first half: the growth in data services and the rise in national roaming offset the downturn in outgoing voice calls. The market share of mobile, estimated at 38.1% on 30 June 2012, stabilised in the second quarter after the decline in the first quarter. At the same time, revenues from fixed broadband services rose 5.6% in the first half, with an ADSL market share estimated at 24.0% in the second quarter of 2012, after reaching 21.2% in the first quarter;

•

in Spain, mobile revenues rose 4.2% in the second quarter, a slightly higher increase than in the first quarter (+3.5%). Fixed services continued their steady rise, up 9.5% in the second quarter after an 8.6% increase in the first quarter, due to growth in ADSL (customer base and ARPU4);

•

in Poland, the quarterly revenue trend improved 2.4 percentage points, rising 0.1% in the second quarter after a 2.3% decline in the first quarter, mainly due to the growth of enterprise services;

•

in the Rest of World segment, growth was sustained in the Africa and the Middle East region, up 5.7% in the second quarter after a 6.8% increase in the first quarter, led by Côte d’Ivoire, Cameroon, Senegal and new operations in Africa5. Europe remained largely stable in the second quarter declining 0.4% after a 0.4% increase in the first quarter: the erosion of revenues in Belgium was offset by growth in of the business in Armenia and improvement in Slovakia;

•

in the Enterprise segment, the downturn was limited to 2.1% in the second quarter of 2012, an improvement on the first quarter (-3.1%), due to the growth of international operations.

On an historical basis, revenues declined 3.2% in the first half of 2012 compared with the first half of 2011, which includes:

-

the impact of changes in consolidation perimeter (-1.3 percentage points), mainly with the sale of Orange Switzerland on 29 February 2012, the sale of TP Emitel in Poland on 30 June 2011, and the acquisition of the mobile operator CCT in the Democratic Republic of Congo on 20 October 2011;

-

foreign exchange impact: the decrease of the Polish zloty was offset almost completely by the increase in other currencies, in particular the Egyptian pound, the US dollar, the Jordanian dinar, the Dominican peso and the Swiss franc.

3 See glossary.

4 See glossary.

5 New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

customer base growth

The Group had 224.2 million customers at 30 June 2012 (excluding MVNOs), a 3.6% increase compared to 30 June 20116. Excluding the effect of the sale of Orange Switzerland, the increase was 4.3% with 9.3 million net additions in one year, reflecting the growth of mobile services in Africa and the Middle East.

In mobile services, the Group had a total of 165.7 million customers at 30 June 2012 (excluding MVNOs), a year-on-year increase of 6.2% (+9.7 million net additions6):

-

Africa and the Middle East had a combined 76.3 million customers at 30 June 2012, a 13.9% increase with 9.3 million net additions6. Orange Money is now marketed in ten countries in Africa and the Middle East, and had 4.3 million customers at 30 June 2012;

-

the European countries had a combined 86.2 million mobile services customers at 30 June 2012, up 0.3% year on year, an improvement of 0.2 percentage points compared to 31 March 2012. In France, the erosion of the mobile customer base slowed sharply in the second quarter to -155,000 customers versus -615,000 customers in the first quarter, due to the momentum of the Sosh online offer, the Open quadruple-play offer and the new Origami offers. The number of contract customers rose 3.5% year on year (1.7 million additional contracts), and represented 59% of the mobile customer base for European countries at 30 June 2012.

The Group had a total of 14.7 million fixed broadband subscribers at 30 June 2012, a 4.7% increase year on year, with 654,000 net additions, including 378,000 in France, 194,000 in the other European countries (including Spain, Poland and Slovakia) and 82,000 in Africa and the Middle East (including Egypt and Jordan).

In Europe, digital TV (IPTV and satellite) rose 19.7% with 5.5 million subscribers at 30 June 2012 (908,000 net additions year on year), primarily in France and Poland, but also in Belgium and Slovakia.

restated EBITDA

Restated EBITDA was 7.004 billion euros in the first half of 2012, versus 7.509 billion euros in the first half of 2011, a reduction of 6.7% on a comparable basis. Excluding the impact of regulatory measures (-109 million euros), the decline was 5.3%.

The ratio of restated EBITDA to revenues was 32.1%, a decrease limited to 1.6 percentage points (on a comparable basis) in comparison with the first half of 2011, due to control of commercial costs and the results of the Chrysalid plan aimed at improving operating efficiency (310 million euros in gross savings in the first half of 2012, of which 252 million euros was from operating expenses and 58 million euros from capital spending).

The trends for other ratios of operating expenses to revenues, on a comparable basis, were as follows:

-

the ratio of commercial expenses and content purchases was 14.8%, essentially stable in relation to the first half of 2011 (14.7%). The reduction in commercial costs in France and the decrease in subsidies for mobile handsets in Spain were partially offset by the increase in content costs related to the growth of video on demand and online music. Overall, the decline in commercial costs and content purchases was 47 million euros compared to the first half of 2011;

-

the ratio of service fees and inter-operator costs was 13.0%, a 0.2 percentage-point improvement compared to the first half of 2011. The decrease in call termination rates and roaming tariffs (favourable impact of 293 million euros) was partially offset by the growth in traffic with other operators;

-

the ratio of labour expenses (restated) was 21.3%, an increase of 1.1 percentage points compared to the first half of 2011, partly corresponding to a provision of 60 million euros following the December 2011 decision of the European Commission pertaining to the method of funding pensions for civil servants assigned to France-Telecom S.A. and the planned revision of the Finance Bill. The average number of full time equivalent employees was down 0.4% to 165,034 in the first half of 2012, versus 165,761 in the first half of 2011, on a comparable basis;

-

the ratio of all other (restated) expenses was 18.9% in the first half of 2012, an increase of 0.7 percentage points compared to the first half of 2011 (18.2%). The increase in network maintenance and repair expenses and in energy and rental expenses was partially offset by the reduction in overheads.

6 At 30 June 2012, the customer base included CCT in the Democratic Republic of Congo (1.5 million customers) and Korek Telecom in Iraq (0.7 million customers). The customer base is consolidated at France Telecom–Orange's percentage of interest in the corresponding companies.

operating income

The Group operating income was 3.488 billion euros in the first half of 2012, a decrease of 16.4% on an historical basis (-685 million euros), including -210 million euros from the effect of changes in consolidation perimeter and a foreign exchange impact of -2 million euros. On a comparable basis, operating income was down 474 million euros (-11.9%). This is due to:

-

the reduction in EBITDA7 (-561 million euros);

-

impairment of goodwill and fixed assets related to Romania (-159 million euros).

These negative items were partially offset by:

-

the reduction in amortisation and depreciation (+195 million euros);

-

the reduction in asset impairment (+49 million euros).

net income

Consolidated net income for the France Telecom–Orange group was 1.909 billion euros in the first half of 2012, versus 2.095 billion euros in the first half of 2011, a decline of 186 million euros. The decrease in operating income (-686 million euros) was partly offset by lower tax expense (256 million euros) and the improvement in financial income (244 million euros).

Net income Group share was 1.738 billion euros in the first half of 2012, versus 1.945 billion euros in the first half of 2011, a decrease of 207 million euros.

Net income attributable to non-controlling interests (minority interests) was 171 million euros in the first half of 2012, versus 150 million euros in the first half of 2011, an increase of 21 million euros.

CAPEX

CAPEX rose 1.0% on a comparable basis to 2.460 billion euros in the first half of 2012. The ratio of CAPEX to revenues was 11.3%.

Investment in networks, which represented 55% of the Group’s CAPEX in the first half of 2012, rose 6% with the acceleration of strategic projects, in particular:

-

in France, the ramp-up of optical fibre deployment, the acceleration of investment in very high-speed mobile 4G (Marseille is the first city with 4G coverage) and the increased investment in mobile capability;

-

the renewal of mobile access networks in most European subsidiaries to improve service quality and reduce energy costs.

Investment in submarine cables declined after the increased spend in 2011 on two broadband cables serving Africa: LION2 on the eastern coast (commissioned on 12 April) and ACE on the western coast (slated for commissioning in the second half of 2012).

Investment in information technology (21% of total CAPEX in the first half of 2012) rose 2%, in particular with the ongoing transformation programmes in France (overhaul of the commercial system and convergence of information systems for fixed, mobile and Internet services).

Investment in service platforms also increased with the development of new growth vehicles: Orange Money in Africa and the Middle East, and the new TV platform launch in Poland.

Investment related to leased terminals, the Livebox and equipment installed at clients’ premises declined principally from the optimisation of costs in France.

operating cash flow

Operating cash flow, which is restated EBITDA less CAPEX, was 4.544 billion euros in the first half of 2012. This is in line with the target for 2012 of 8.0 billion euros in operating cash flow.

7 Non-restated EBITDA. See appendix 1.

net financial debt

France Telecom–Orange had net financial debt of 31.177 billion euros at 30 June 2012, a decrease of 1.154 billion euros compared to the restated net financial debt of 32.331 billion euros at 31 December 2011. The main changes to net financial debt in the first half of 2012 are presented in appendix 4. The restated ratio8 of net debt to EBITDA was 2.11 at 30 June 2012.

2012 dividend

The dividend distribution policy should be in the range of 40% to 45% of operating cash flow generated. On 25 July 2012, the Board of Directors decided to distribute an interim dividend for the current year, based on results for the first half of 2012. This interim dividend of 0.58 euros per share (0.60 euros minus the 3% dividend tax) will be paid on 12 September 2012. The ex-dividend date for the interim dividend is set for the morning of 7 September 2012.

outlook for 2012

France Telecom–Orange confirms its 2012 target of achieving operating cash flow (restated EBITDA – CAPEX) of close to 8 billion euros, including the impact of about 120 million euros on pensions for civil servants employed by France Telecom-Orange, and reiterates its intention to return to a ratio of net debt to EBITDA of 2 in the medium term, preserving under all circumstances the financial strength of the Group.

The outlook for 2013 will be communicated in the publication of the results for the third quarter of 2012.

8 The method of calculating restatements of net financial debt / EBITDA is described in appendix 4.

review by operating segment

France

In millions of euros	period ended 30 June
	2012	2011	2011	12/11	12/11
		comparable basis	historical basis	comparable basis	historical basis
Revenues	10,826	11,332	11,305	(4.5)%	(4.2)%
EBITDA	3,984	4,384	4,323	(9.1)%	(7.8)%
EBITDA / Revenues	36.8%	38.7%	38.2%
Operating Income	2,815	3,222	3,164	(12.6)%	(11.0)%
Operating Income / Revenues	26.0%	28.4%	28.0%
CAPEX	1,246	1,239	1,237	0.5%	0.7%
CAPEX / Revenues	11.5%	10.9%	10.9%

Revenues in France were 10.826 billion euros in the first half of 2012, a 4.5% decline on a comparable basis. Excluding the impact of regulatory measures (-289 million euros), revenues fell 2.0%.

Personal Communication Services revenues decreased 1.1% on a comparable basis to 5.385 billion euros. Meanwhile, revenues from mobile services9 remained stable, excluding the impact of regulatory measures (-262 million euros): the growth in data services (SMS and Internet browsing) and the rapid rise in national roaming over the half-year period offset the downturn in outgoing voice revenues.

The erosion of the mobile customer base excluding MVNOs (contracts and prepaid offers) slowed sharply in the second quarter, with the decrease limited to -155,000 customers versus -615,000 customers in the first quarter, thanks to the momentum of the Sosh online offer (367,000 customers at 30 June 2012), the Open quadruple-play offer (2.1 million customers at 30 June 2012) and the new Origami offers. Contracts were once again on an upward trend in the second quarter (86,000 net additions), after a decrease of 387,000 customers in the first quarter. There were 19.152 million contracts at 30 June 2012, a 0.7% increase year on year. At that date, contracts represented 72.8% of the mobile customer base. The downturn in prepaid offers continued at the same pace as in the first quarter. There were 7.169 million prepaid offers at 30 June 2012, a decrease of 6.1% year on year.

Home Communication Services revenues decreased 4.5% on a comparable basis to 6.194 billion euros. Excluding the impact of regulatory measures (-75 million euros), revenues fell 3.3%, reflecting the downward trend in traditional telephone services10 (-15.4%).

Revenues from fixed broadband services rose 5.6%:

-

Fixed broadband services had a total of 378,000 net additions at 30 June 2012 year on year; the ADSL market share was estimated at approximately 24% in the second quarter, after reaching 21.2% in the first quarter. The fixed broadband customer base rose 4.0% year on year to 9.749 million subscribers at 30 June 2012;

-

the digital TV customer base rose 20.7% year on year, with 4.703 million customers at 30 June 2012;

-

the ARPU11 of fixed broadband increased 1.6%, led by an improvement in the customer base mix, with a growing share of naked ADSL12 subscribers (53% at 30 June 2012, +8.4 percentage points year on year).

Revenues from Carrier Services fell 1.3% on a comparable basis. Excluding the impact of regulatory measures (-70 million euros), revenues rose 1.8% due to the increasing number of telephone lines sold to other carriers (12.061 million lines at 30 June 2012, +10.7% year on year).

9 See glossary.

10 Subscriber lines and communications.

11 See glossary.

12 See glossary.

2nd quarter of 2012

Revenues in France were 5.425 billion euros, down 4.8% on a comparable basis. Excluding the impact of regulatory measures (-147 million euros), the decline was 2.2% after falling 1.7% in the first quarter.

Personal Communication Services revenues declined 1.2% on a comparable basis to 2.737 billion euros, after falling 1.1% in the first quarter. Revenues from mobile services13 were essentially stable at -0.4%, excluding the impact of regulatory measures (-135 million euros), after gaining 0.5% in the first quarter.

Home Communication Services revenues declined 4.7% on a comparable basis to 3.083 billion euros and were down 3.6%, excluding the impact of regulatory measures (-36 million euros), after falling 3.1% in the first quarter.

EBITDA in France was 3.984 billion euros in the first half of 2012, a decrease of 400 million euros (-9.1%) on a comparable basis, due in particular to the impact on EBITDA of regulatory measures (-91 million euros) and the decline in revenues (-217 million euros, excluding the impact of regulatory measures). Commercial expenses for mobile services fell 55 million euros despite growth in commercial activity, while other direct expenses (in particular purchases from and fees paid to carriers, and content purchases) rose 149 million euros. Indirect costs remained stable in line with the first half of 2011.

Operating income in France fell 407 million euros on a comparable basis to 2.815 billion euros, reflecting the decrease in EBITDA, with amortisation and depreciation remaining stable in relation to the first half of 2011.

CAPEX in France was 1.246 billion euros in the first half of 2012, a level comparable to that of the first half of 2011, however with significantly higher investment in:

-

optical fibre and mobile networks, both to increase the capacity of the third generation network and to prepare fourth-generation services (LTE);

-

information systems to meet the challenges of improved service quality and renovation of the distribution information system.

These changes were offset by a decrease in capital spending related to the Livebox and TV decoders due to cost savings.

13 See glossary.

Spain

In millions of euros	period ended 30 June
	2012	2011	2011	12/11	12/11
		comparable basis	historical basis	comparable basis	historical basis
Revenues	1,988	1,942	1,943	2.4%	2.3%
EBITDA	455	381	381	19.4%	19.5%
EBITDA / Revenues	22.9%	19.6%	19.6%
Operating Income	4	(112)	(112)	na	na
Operating Income / Revenues	0.2%	(5.7)%	(5.8)%
CAPEX	210	170	170	23.7%	23.7%
CAPEX / Revenues	10.6%	8.7%	8.7%

Revenues in Spain rose 2.4% to 1.988 billion euros on a comparable basis. Excluding the impact of regulatory measures (-45 million euros), revenues rose 4.8% in relation to the first half of 2011.

Personal Communication Services revenues rose 3.9% to 1.617 billion euros, excluding the impact of regulatory measures (-45 million euros), reflecting strong revenue growth in data services (+20.2%) due to the rapid development of Internet browsing, and an increase in equipment sales.

The mobile customer base excluding MVNOs rose 2.8% overall year on year, with 11.717 million customers at 30 June 2012. The strong growth of contracts (+7.1%, or 7.845 million customers at 30 June 2012) was partially offset by the downturn in prepaid offers (-4.9%, or 3.872 million customers at 30 June 2012). The hosted MVNO customer base was also sharply up, rising 24.3% year on year to 1.661 million customers at 30 June 2012.

Home Communication Services revenues rose 9.1% on a comparable basis to 371 million euros, fuelled by the growth of fixed broadband services. The number of ADSL subscribers increased 11.5% year on year (1.323 million customers at 30 June 2012), while ARPU14 rose 3.3% with a growing share of totally unbundled ADSL subscribers (64.2% of the total base at 30 June 2012, an increase of 5.6 percentage points in one year) and the growth of Voice over IP.

2nd quarter of 2012

Revenues in Spain rose 2.5% to 1.007 billion euros on a comparable basis. Excluding the impact of regulatory measures (-25 million euros), revenues increased 5.2%, exceeding those of the first quarter (+4.5%) despite a difficult economic environment. This reflected the strong growth of fixed services, which rose 9.5% (after rising +8.6% in the first quarter) due to the rapid growth of ADSL, and the sustained development of mobiles, where revenues rose 4.2% led by Internet browsing and equipment sales.

EBITDA in Spain was 455 million euros in the first half of 2012, an increase of 19.4% on a comparable basis. The EBITDA margin was 22.9%, an improvement of 3.3 percentage points (74 million euros) compared with the first half of 2011, generated by revenue growth (46 million euros) and a decrease in service fees and inter-operator costs due to call termination price cuts decided by the regulator (27 million euros).

Operating income in Spain was 4 million euros in the first half of 2012, an improvement of 116 million euros compared with the first half of 2011, when a loss of 112 million euros was posted. The improvement in the first half was tied to the increase in EBITDA (+74 million euros) and the 42 million-euro decrease in amortisation and depreciation.

CAPEX in Spain was 210 million euros, an increase of 40 million euros in relation to the first half of 2011, linked to the acceleration of the mobile access network renewal programme.

14 See glossary.

Poland

In millions of euros	period ended 30 June
	2012	2011	2011	12/11	12/11
		comparable basis	historical basis	comparable basis	historical basis
Revenues	1,694	1,734	1,902	(2.3)%	(11.0)%
EBITDA	591	528	779	12.0%	(24.1)%
EBITDA / Revenues	34.9%	30.5%	41.0%
Operating Income	207	68	278	203.8%	(25.6)%
Operating Income / Revenues	12.2%	3.9%	14.6%
CAPEX	208	205	228	1.5%	(8.7)%
CAPEX / Revenues	12.3%	11.8%	12.0%

Revenues in Poland were 1.694 billion euros in the first half of 2012, down 2.3% on a comparable basis. Excluding the impact of regulatory measures (-21 million euros), the annual decline was 1.1%.

Personal Communication Services revenues rose 2.0% to 898 million euros, excluding the impact of regulatory measures (-21 million euros), and was generated by:

-

the 1.5% growth year on year of the total mobile services customer base (14.757 million customers at 30 June 2012, excluding MVNOs), led by a 3.3% increase in prepaid offers (7.820 million customers at 30 June 2012);

-

the growth in Internet browsing with the rapid development of smartphones. Orange Poland remained the market leader in value, with an estimated market share of 30% in the first half of 2012, in line with the first quarter.

Home Communication Services revenues declined 2.7%, excluding the impact of regulatory measures, to 926 million euros. The downward trend in traditional telephony was partially offset by the growth of enterprise services. The number of broadband services customers rose 1.4% year on year to 2.344 million customers at 30 June 2012. The number of digital TV customers (ADSL and satellite) continued to climb, with 677,000 customers at 30 June 2012, a year-on-year increase of 14.2%.

2nd quarter of 2012

Revenues in Poland fell 1.2% on a comparable basis to 862 million euros. Excluding the impact of regulatory measures (-11 million euros), second quarter revenues were stable (+0.1%), after declining 2.3% in the first quarter. This improvement was attributable to:

-

fixed services to enterprises, such as computer equipment sales and on-site installation, in particular with services carried out within the EURO 2012 framework;

-

consumer fixed broadband services, with growth returning in the second quarter thanks to the success of the FunPack triple-play offers, which have increased fivefold year on year (151,000 customers at 30 June 2012).

EBITDA in Poland was 591 million euros in the first half of 2012. The 12.0% increase on a comparable basis takes into account the additional provision in the first half of 2011 of 115 million euros for the European Commission fine for abuse of the dominant position in the wholesale broadband access market in Poland. Restated EBITDA declined 8.0% on a comparable basis (-52 million euros), mainly due to the decrease in revenues and the increase in commercial expenses, including the rise in unit costs on mobile handset purchases.

Operating income in Poland was 207 million euros in the first half of 2012, an increase of 139 million euros in relation to the first half of 2011 on a comparable basis. In addition to the 63-million-euro increase in EBITDA, amortisation and depreciation were reduced by 76 million euros.

CAPEX in Poland rose 1.5% on a comparable basis to 208 million euros. The increased investment in service platforms related to the New TV project, in equipping customers for fixed broadband, and in the information system was partially offset by the partial shift of the fixed broadband programme to 2013, in agreement with the regulator.

Rest of World

In millions of euros	period ended 30 June
	2012	2011	2011	12/11	12/11
		comparable basis	historical basis	comparable basis	historical basis
Revenues	4,144	4,078	4,281	1.6%	(3.2)%
EBITDA	1,544	1,418	1,471	8.9%	5.0%
EBITDA / Revenues	37.3%	34.8%	34.4%
Operating Income	668	615	619	8.6%	7.9%
Operating Income / Revenues	16.1%	15.1%	14.5%
CAPEX	493	472	489	4.4%	0.8%
CAPEX / Revenues	11.9%	11.6%	11.4%

Revenues in the Rest of World segment declined 3.2% to 4.144 billion euros in the first half of 2012 on an historical basis due to changes in consolidation perimeter15 (-6.7 percentage points), partially offset by the favourable impact of foreign exchange (+1.9 percentage points). On a comparable basis and excluding the impact of regulatory measures (-48 million euros), revenues grew 2.8% in the first half of 2012:

-

in Africa and the Middle East, revenues rose 6.2%, led by Côte d’Ivoire (+34.9% compared with a particularly deteriorated first half of 2011), Cameroon (+10.0%), Senegal (+3.5%) and new operations in Africa16 (+26.3%);

-

in Europe, revenues remained stable over the half-year period. Revenues in Belgium rose 0.3% due to mobile handset sales, while revenues from mobile services17 remained stable. In Romania, revenues continued to improve at +0.2%, in contrast to a 1.8% downturn in the second half of 2011, due to the growth in contract customers (+4.0% year on year);

-

revenues in the Dominican Republic rose 2.1%. The mobile customer base grew 4.2% year on year to the end of June 2012, led by very strong growth in contract customers (+22.8%).

In the Rest of World segment, the mobile services customer base consisted of 99.7 million customers at 30 June 2012, a year-on-year increase of 9.7 million customers, including 1.5 million customers attributable to CCT in the Democratic Republic of Congo and 0.7 million customers from Korek in Iraq. Excluding these two countries, the customer base grew 8.4% (+7.5 million additional customers, led by Egypt (+1.9 million), Mali (+1.5 million), Cameroon (+1.1 million) and Senegal (+1.1 million). Orange Money is now marketed in ten countries in Africa and the Middle East, and had 4.3 million customers at 30 June 2012.

2nd quarter of 2012

Revenues declined 1.2% on a comparable basis to 2.011 billion euros. Excluding the impact of regulatory measures (-25 million euros), there was a 2.5% increase, generated by Africa and the Middle East (+5.7%). In Europe, the slowing of mobile handset sales in Belgium was largely offset by growth of activity in Armenia and an improved performance in Slovakia.

EBITDA in the Rest of World segment was 1.544 billion in the first half of 2012, an increase of 8.9% on a comparable basis, due in part to the income from the sale of Orange Switzerland (92 million euros). Restated EBITDA rose 3.5%, excluding the impact of regulatory measures, linked to the improvement in Côte d’Ivoire, in Senegal, and in new operations in Africa.

Operating income in the Rest of World segment was 668 million euros in the first half of 2012, an increase of 53 million euros in relation to the first half of 2011 on a comparable basis. The increase in EBITDA (126 million euros), the decrease in impairment of fixed assets (+51 million euros), the reduction in amortisation and depreciation (+29 million euros), and the improvement in the share of income from associates (+5 million euros) were partially offset by the increase in impairment of goodwill (-159 million euros).

CAPEX in the Rest of World segment was 493 million euros in the first half of 2012, a 4.4% increase on a comparable basis.

In Europe, the increase in CAPEX concerns Romania, with the extension of the 3G mobile network in rural areas, and Slovakia.

In the Africa and Middle East zone, the increased CAPEX linked to normal investment programmes being restored in Côte d’Ivoire and Egypt was offset by the sharp reduction in investment in Niger on completion in 2012 of the programme to expand mobile network coverage.

15 In particular with the sale of Orange Switzerland on 29 February 2012 and the acquisition of the mobile operator CCT in the Democratic Republic of Congo on 20 October 2011.

16 New operations in Africa : Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

17 See glossary.

Enterprise

In millions of euros	period ended 30 June
	2012	2011	2011	12/11	12/11
		comparable basis	historical basis	comparable basis	historical basis
Revenues	3,489	3,582	3,548	(2.6)%	(1.7)%
EBITDA	591	648	648	(8.8)%	(8.9)%
EBITDA / Revenues	16.9%	18.1%	18.3%
Operating Income	411	478	484	(14.1)%	(15.1)%
Operating Income / Revenues	11.8%	13.3%	13.6%
CAPEX	172	172	163	(0.2)%	5.6%
CAPEX / Revenues	4.9%	4.8%	4.6%

Revenues in the Enterprise segment were 3.489 billion euros in the first half of 2012, a 2.6% decline on a comparable basis versus the first half of 2011. Legacy networks (969 million euros) continued their downward trend (-14.2%), reflecting the decline in traditional telephone services (-12.2%) and in legacy data services (-23.3%), accentuated by the termination of X25 offers in 2012.

Mature networks rose 1.4% to 1.434 billion euros. The 3.1% increase in IPVPN, mainly in the international operations, was partially offset by the decrease in broadcasting revenues due to the complete shutdown of analogue television in France at the end of 2011 and by the downturn in traditional roaming solutions (Business Everywhere).

Growing networks rose 8.4% (197 million euros), reflecting the rapid development of Voice over IP and satellite access.

Services (889 million euros) rose 3.8%, fuelled by the integration of services, customer service management and equipment sales.

2nd quarter of 2012

Revenues declined -2.1% on a comparable basis to 1.755 billion euros in relation to the second quarter of 2011, after falling 3.1% in the first quarter. The 1 percentage point improvement between the two quarters concerns services (equipment sales and platform services) and mature networks (IPVPN), while the decline of legacy networks continues at the same pace as in the first quarter.

EBITDA in the Enterprise segment was 591 million euros in the first half of 2012, a decrease of 8.8% on a comparable basis. EBITDA margin was 16.9%, a 1.2 percentage-point decline compared with the first half of 2011. The impact of the downturn in revenues was partially offset by optimisation of service fees and inter-operator costs.

Operating income was 411 million euros in the first half of 2012, a decrease of 14.1% on a comparable basis. The ratio of operating income to revenues (11.8%) was 1.5 percentage points lower compared with the first half of 2011. The downturn in EBITDA was accompanied by the 5.9% increase in charges to amortisation and depreciation.

CAPEX of 172 million euros in the first half of 2012 was stable in comparison with the first half of 2011 on a comparable basis.

International Carriers and Shared Services

In millions of euros	period ended 30 June
	2012	2011	2011	12/11	12/11
		comparable basis	historical basis	comparable basis	historical basis
Revenues	817	764	774	6.9%	5.5%
EBITDA	(345)	22	79	na	na
EBITDA / Revenues	(42.2)%	3.0%	10.3%
Operating Income	(617)	(309)	(259)	(99.2)%	(137.8)%
Operating Income / Revenues	(75.3)%	(40.4)%	(33.4)%
CAPEX	131	177	182	(25.6)%	(28.0)%
CAPEX / Revenues	16.0%	23.0%	23.5%

Revenues in the International Carriers and Shared Services segment were 817 million euros in the first half of 2012, an increase of 6.9% on a comparable basis, generated by International Carrier services (696 million euros), which rose 9.9% compared with the first half of 2011 on a comparable basis.

EBITDA was negative in the first half of 2012, at -345 million euros, compared with a positive result of 22 million euros in the first half of 2011 on a comparable basis, a decline of 367 million euros linked to:

-

an increase of 178 million euros for charges linked to the Part Time for Seniors plan;

-

a 116 million-euro provision in the first half of 2012 related to the compensation to be paid to OTMT (Orascom Telecom Media and Technology Holding S.A.E.) after 30 June 2012 for the transfer of the services contract between OTMT and ECMS to France Telecom–Orange;

-

a provision of 60 million euros for the first half of 2012 related to the December 2011 decision by the European Commission concerning the method of funding pensions for civil servants assigned to France Telecom S.A.

These expenses were partially offset by net income of 44 million euros related to various disputes.

Operating income was -617 million euros in the first half of 2012, compared with -309 million euros in the first half of 2011, a 308-million-euro decrease attributable to the decline in EBITDA, partially offset by the reduction in amortisation and depreciation (+64 million euros).

CAPEX was 131 million euros in the first half of 2012, a decrease of 45 million euros on a comparable basis in relation to the first half of 2011, due to the major submarine cable projects LION2 (Indian Ocean) and ACE (for western Africa), which required substantial capital expenditure in 2011.

schedule of upcoming events

•

25 October 2012: third-quarter 2012 results

contacts

press: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange.com

Sébastien Audra

sebastien.audra@orange.com

Tom Wright

tom.wright@orange.com

Olivier Emberger

olivier.emberger@orange.com

Mylène Blin

mylène.blin@orange.com

financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Jérôme Blin

jerome.blin@orange.com

Cionaith Cullen
cionaith.cullen@orange.com

Didier Kohn
didier.kohn@orange.com

Florent Razafi

florent.razafi@orange.com

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.es

•

www.everythingeverywhere.com

•

www.tp-ir.pl

•

www.orange-business.com

disclaimer

This press release contains forward-looking statements about France Telecom-Orange. Although we believe they are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: fluctuations in general economic activity levels as well as the level of activity in each of the markets in which we operate; the effectiveness of the strategy reflected in the “Conquests 2015” strategic plan as well as of the other strategic, operating and financial initiatives of France Telecom-Orange and the level of Group investment necessary to pursue this strategy and to adapt its networks; our ability to face intense competition within our sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of a fourth mobile operator; fiscal and regulatory constraints, in particular in setting wholesale rates; results of current litigation, in particular the litigation with the European Commission regarding retirement pensions for civil servants working at France Telecom-Orange; risks and uncertainties specifically related to international operations; risks related to the impairment of assets; exchange rate fluctuations; and conditions for accessing the capital markets (in particular risks related to liquidity and credit ratings) and counterparty risks. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French Autorité des marchés financiers (AMF) on March 29, 2012 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 13, 2012. Except to the extent required by law (in particular pursuant to sections 223-1 et seq. of the General Regulations of the AMF) France Telecom-Orange does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated income statement

Amounts in millions of euros (except for per share data)	30 June 2012	30 June 2011
Revenues	21,843	22,569
External purchases	(9,486)	(9,640)
Other operating Income	563	324
Other operating expense	(1,343)	(1,225)
Labour expenses	(4,848)	(4,514)
Gain (losses) on disposal of businesses and assets	102	205
Restructuring costs and similar items	(11)	(38)
EBITDA	6,820	7,681
Amortisation and depreciation	(3,114)	(3,399)
Impairment of goodwill	(159)	-
Impairment of fixed assets	(2)	(47)
Share of profits (losses) of associates	(57)	(61)
Operating Income	3,488	4,174
Cost of gross financial debt	(756)	(967)
Income and expense on net debt assets	61	59
Foreign exchange gains (losses)	15	1
Other financial income and expense	(17)	(34)
Finance costs, net	(697)	(941)
Income tax	(882)	(1,138)
Consolidated net income after tax	1,909	2,095
Net income attributable to owners of the parent	1,738	1,945
Non-controlling interests	171	150

Earnings per shares (in euros)
Net income attributable to owners of the parent
- basic	0.66	0.73
- diluted	0.65	0.73

appendix 2: consolidated statement of financial position

(in millions of euros)	30 June 2012	31 Dec. 2011
ASSETS
Goodwill	27,282	27,340
Other Intangible assets	12,028	11,343
Property, plant and equipment	23,493	23,634
Interests in associates	7,775	7,944
Assets available for sale	83	89
Non-current loans and receivables	869	994
Non-current financial assets at fair value through profit or loss	206	114
Non-current hedging derivatives assets	415	428
Other non-current assets	91	94
Deferred tax assets	3,219	3,551
Total non-current assets	75,461	75,531
Inventories	575	631
Trade receivables	4,865	4,905
Current loans and other receivables	79	1,165
Current financial assets at fair value through profit or loss, excluding cash equivalents	240	948
Current hedging derivatives assets	16	66
Other current assets	1,939	2,284
Current tax assets	83	124
Prepaid expenses	561	368
Cash equivalents	6,229	6,733
Cash	933	1,311
Total current assets	15,520	18,535
Assets held for sale	-	2,017
TOTAL ASSETS	90,981	96,083
EQUITY AND LIABILITIES
Share capital	10,596	10,596
Additional paid-in capital	16,790	16,790
retained earnings	(5)	187
Equity attributable to the owners of the parent	27,381	27,573
Non-controlling interest	1,652	2,019
Total equity	29,033	29,592
Non-current trade payables	381	380
Non-current financial liabilities at amortized cost, excluding trade payables	32,789	33,933
Non-current financial liabilities at fair value through profit or loss	201	259
Non-current hedging derivatives liabilities	207	277
Non-current employee benefits	1,855	1,688
Non-current provisions	1,240	991
Other non-current liabilities	470	487
Deferred tax liabilities	1,221	1,264
Total non-current liabilities	38,364	39,279
Current trade payables	7,489	8,151
Current financial liabilities at amortized cost, excluding trade payables	6,366	5,440
Current financial liabilities at fair value through profit or loss	280	2,019
Current hedging derivatives liabilities	1	3
Current employee benefits	1,783	1,829
Current provisions	855	1,506
Other current liabilities	2,342	2,277
Current tax payables	2,152	2,625
Deferred income	2,316	2,322
Total current liabilities	23,584	26,172
Liabilities related to assets held for sale	-	1,040
TOTAL EQUITY AND LIABILITIES	90,981	96,083

appendix 3: consolidated statement of cash flows

(in millions of euros)	30 June 2012	30 June 2011
OPERATING ACTIVITIES
Consolidated net income	1,909	2,095
Adjustments to reconcile net income (loss) to funds generated from operations	4,296	5,215
Change in inventories, trade receivables and trade payables	(5)	500
Other changes in working capital requirements	(287)	(137)
Other net cash out	(1,668)	(1,128)
Net cash provided by operating activities	4,245	6,545
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets	(3,844)	(3,033)
Cash paid for investment securities, net of cash acquired	(19)	(67)
Proceeds from sales of investment securities, net of cash transferred	1,411	411
Decrease (increase) in securities and other financial assets	763	621
Net cash used in investing activities	(1,689)	(2,068)
FINANCING ACTIVITIES
Insurance of bonds and other long-term debt	1,891	985
Redemptions and repayments of bonds and other long-term borrowings	(2,503)	(1,220)
Increase (decrease) of bank overdrafts and short-term borrowings	642	(353)
Decrease (increase) of deposits and other debt-linked financial assets	270	(384)
Exchange rates effects on derivatives, net	193	(327)
Purchase of treasury shares	(71)	(63)
Changes in ownership interests with no gain / loss of control	(1,489)	-
Capital increase (decrease) - owners of the parent company	-	1
Capital increase (decrease) - non-controlling interests	1	-
Dividends paid to non-controlling interests	(316)	(391)
Dividends paid to owners of the parent company	(2,104)	(2,118)
Net cash used in financing activities	(3,486)	(3,870)
Net change in cash and cash equivalents	(930)	607
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	31	(40)
Cash and cash equivalents at beginning of period	8,061	4,428
Of which cash	1,311	1,227
Of which cash equivalents	6,733	3,201
Of which discontinued operations	17	-
Cash and cash equivalents at end of period	7,162	4,995
Of which cash	933	1,048
Of which cash equivalents	6,229	3,947

appendix 4: change in net financial debt for the first half of 2012

(in millions of euros)
Net financial debt at 31 December 2011	30,890
Payment related to the acquisition of the 4G license (800 MHz) in France (January 19, 2012)	891
Payment related to the dispute between the company DPTG and TP S.A. in Poland (January 13, 2012)	550
Restated net financial debt at 31 December 2011	32,331
Operating cash flow (EBITDA - CAPEX)	(4,360)
Telecommunication licenses paid	220
Interest paid and interest rate effects on derivatives, net (net of dividends and interest income received)	920
Corporate tax paid	748
Decrease (increase)in amounts due to CAPEX suppliers	326
Increase (decrease)in total working capital requirements	292
Net impact of the acquisition of ECMS shares and of the change in the shareholders’ agreement related to ECMS	(225)
Acquisitions and proceeds from the sale of investment securities (net of cash acquired / transferred) and changes in share of equity in subsidiaries without (loss) gain of control	(1,392)
Dividends paid to equity holders of the parent company	2,104
Dividends paid to non-controlling interests	316
Other items	(103)
Net financial debt at 30 June 2012	31,177

The ratio of restated net financial debt to EBITDA is calculated as a ratio of net financial debt, including 50% of the net financial debt of the Everything Everywhere joint venture in the United Kingdom, to restated EBITDA calculated for the 12 previous months and including 50% of the EBITDA of the Everything Everywhere joint venture.

appendix 5: analysis of consolidated EBITDA

In millions of euros	2012	2011 comparable basis	change comparable basis (in %)
1rst half
Revenues	21,843	22,275	(1.9)%
External purchases	(9,486)	(9,486)	0.0%
in % of revenues	43.4%	42.6%	0.8pt
of which:
Purchases from and fees paid to carriers	(2,837)	(2,944)	(3.6)%
in % of revenues	13.0%	13.2%	(0.2)pt
Other network expenses and IT costs	(1,440)	(1,375)	4.7%
in % of revenues	6.6%	6.2%	0.4pt
Overheads, property, other external expenses and capitalized production	(1,973)	(1,884)	4.7%
in % of revenues	9.0%	8.5%	0.6pt
Commercial expenses and content purchases	(3,236)	(3,283)	(1.4)%
in % of revenues	14.8%	14.7%	0.1pt
Labour expenses*	(4,643)	(4,485)	3.5%
in % of revenues	21.3%	20.1%	1.1pt
Other operating income and expenses*	(708)	(765)	(7.5)%
Gains (losses) on disposals of assets*	10	8	-
Restructuring expenses	(11)	(38)	-
Restated EBITDA*	7,004	7,509	(6.7)%
in % of revenues	32.1%	33.7%	(1.6)pt

* The EBITDA restatements relate to the following exceptional events:

A total negative amount of 184 million euros in the first half of 2012 for:

-  an expense of 178 million euros for the Part Time for Seniors plan in France;

-  a provision of 116 million euros related to the compensation to be paid to Orascom Telecom Media and Technology Holding S.A.E. (OTMT) after 30 June 2012 for the transfer to France Telecom–Orange of the services contract between OTMT and ECMS;

-  an expense of 26 million euros related to the bonus share plan of Conquests 2015;

-  income of 92 million euros from the disposal of Orange Switzerland;

-  net income of 44 million euros from various disputes.

A total negative amount of 128 million euros in the first half of 2011 (on a comparable basis) for:

-  an additional provision of 115 million euros related to the European Commission fine on TP S.A. for misuse of its dominant position in the wholesale broadband access market in Poland;

-  a charge of 13 million euros for the Part Time for Seniors plan in France.

On a historical basis, the restated EBITDA for the first half of 2011 also includes the positive impact of 197 million euros from the disposal by TP S.A. of its subsidiary TP Emitel.

In millions of euros	2012	2011 comparable basis	change comparable basis (in %)
2nd quarter
Revenues	10,921	11,151	(2.1)%
External purchases	(4,699)	(4,698)	0.0%
in % of revenues	43.0%	42.1%	0.9pt
of which:
Purchases from and fees paid to carriers	(1,415)	(1,466)	(3.5)%
in % of revenues	13.0%	13.1%	(0.2)pt
Other network expenses and IT costs	(724)	(688)	5.3%
in % of revenues	6.6%	6.2%	0.5pt
Overheads, property, other external expenses and capitalized production	(998)	(929)	7.4%
in % of revenues	9.1%	8.3%	0.8pt
Commercial expenses and content purchases	(1,562)	(1,615)	(3.3)%
in % of revenues	14.3%	14.5%	(0.2)pt
Labour expenses*	(2,352)	(2,279)	3.2%
in % of revenues	21.5%	20.4%	1.1pt
Other operating income and expenses*	(290)	(325)	(10.6)%
Gains (losses) on disposals of assets*	0	2	-
Restructuring expenses	(8)	(31)	-
Restated EBITDA*	3,572	3,820	(6.5)%
in % of revenues	32.7%	34.3%	(1.5)pt

* The EBITDA restatements relate to the following exceptional events:

A total negative amount of 175 million euros in the second quarter of 2012 for:

-  an expense of 167 million euros for the Part Time for Seniors plan in France;

-  a provision of 116 million euros related to the compensation to be paid to Orascom Telecom Media and Technology Holding S.A.E. (OTMT) after 30 June 2012 for the transfer to France Telecom–Orange of the services contract between OTMT and ECMS;

-  an expense of 13 million euros related to the bonus share plan of Conquests 2015;

-  additional costs related to the disposal of Orange Switzerland for 13 million euros;

-  net income of 134 million euros from various disputes.

A total negative amount of 110 million euros in the second quarter of 2011 (on a comparable basis) for:

-  an additional provision of 115 million euros related to the European Commission fine on TP S.A. for misuse of its dominant position in the wholesale broadband access market in Poland;

-  a actuarial gain of 5 million euros related to the Part Time for Seniors plan in France.

On a historical basis, the restated EBITDA for the first half of 2011 also includes the positive impact of 197 million euros from the disposal by TP S.A. of its subsidiary TP Emitel.

appendix 6: revenues by operating segment

In millions of euros	2012	2011 comparable basis	2011 historical basis	change comparable basis (in %)	change historical basis (in %)
1rst half
France	10,826	11,332	11,305	(4.5)%	(4.2)%
Personal	5,385	5,445	5,445	(1.1)%	(1.1)%
Home	6,194	6,483	6,455	(4.5)%	(4.0)%
Consumer Services	3,766	3,966	3,963	(5.0)%	(5.0)%
Carrier Services	2,197	2,227	2,228	(1.3)%	(1.4)%
Other Home Communication Revenues	231	290	264	(20.3)%	(12.5)%
Eliminations	(753)	(596)	(595)	-	-
Spain	1,988	1,942	1,943	2.4%	2.3%
Personal	1,617	1,602	1,601	1.0%	1.0%
Home	371	340	342	9.1%	8.5%
Poland	1,694	1,734	1,902	(2.3)%	(11.0)%
Personal	898	901	967	(0.3)%	(7.2)%
Home	926	953	1,070	(2.9)%	(13.5)%
Eliminations	(130)	(120)	(135)	-	-
Rest of World	4,144	4,078	4,281	1.6%	(3.2)%
of which Egypt	650	646	610	0.6%	6.5%
Enterprises	3,489	3,582	3,548	(2.6)%	(1.7)%
Legacy networks	969	1,129	1,136	(14.2)%	(14.7)%
Mature networks	1,434	1,414	1,390	1.4%	3.2%
Growing networks	197	182	177	8.4%	11.4%
Services	889	857	845	3.8%	5.2%
International Carriers and Shared Services	817	764	774	6.9%	5.5%
International Carriers	696	633	647	9.9%	7.6%
Shared Services	121	131	127	(7.7)%	(5.2)%
Inter-segment eliminations	(1,115)	(1,157)	(1,184)	-	-
Group total	21,843	22,275	22,569	(1.9)%	(3.2)%
2nd quarter
France	5,425	5,696	5,682	(4.8)%	(4.5)%
Personal	2,737	2,769	2,769	(1.2)%	(1.2)%
Home	3,083	3,233	3,219	(4.7)%	(4.2)%
Consumer Services	1,867	1,967	1,966	(5.1)%	(5.0)%
Carrier Services	1,106	1,124	1,125	(1.6)%	(1.7)%
Other Home Revenues	110	142	128	(22.6)%	(14.3)%
Eliminations	(394)	(306)	(306)	-	-
Spain	1,007	983	984	2.5%	2.4%
Personal	821	813	813	1.0%	1.0%
Home	187	170	171	9.5%	8.9%
Poland	862	872	957	(1.2)%	(9.9)%
Personal	458	462	497	(0.9)%	(7.8)%
Home	470	472	530	(0.3)%	(11.2)%
Eliminations	(66)	(62)	(70)	-	-
Rest of World	2,011	1,986	2,145	1.2%	(6.2)%
of which Egypt	331	338	306	(2.1)%	8.1%
Enterprises	1,755	1,792	1,765	(2.1)%	(0.6)%
Legacy networks	472	553	555	(14.6)%	(15.0)%
Mature networks	725	711	694	2.0%	4.5%
Growing networks	100	94	92	6.1%	9.1%
Services	458	434	424	5.4%	7.9%
International Carriers and Shared Services	407	392	396	3.8%	2.8%
International Carriers	344	319	325	7.9%	5.9%
Shared Services	63	73	71	(14.3)%	(11.5)%
Inter-segments eliminations	(546)	(571)	(587)	-	-
Group total	10,921	11,151	11,341	(2.1)%	(3.7)%

appendix 7: key performance indicators of France Telecom-Orange

	30 June 2012	30 June 2011
France Telecom–Orange Group
Total number of customers* (millions)	224.219	216.522

Personal customers* (millions)	165.669	157.537
- of which contract customers (millions)	54.252	52.477
Home broadband customers (millions)	14.677	14.032
- of which IPTV and satellite TV customers (millions)	5.506	4.598
France
Personal
Number of customers* (millions)	26.321	26.656
- of which contract customers (millions)	19.152	19.025
Total ARPU (euros)	359	382
Number of MVNO customers (millions)	2.905	3.309
Home
Consumer Market
Number of fixed line subscribers (millions)	18.024	18.901
- of which naked ADSL** customers (millions)	5.180	4.193
ARPU of fixed line subscribers (euros)	34.5	34.6
Number of broadband customers at end of period (millions)	9.749	9.371
ADSL market share at end of period (%)	44.6***	45.3
Number of IPTV and satellite TV customers (millions)	4.703	3.896
Carrier market
Total number of fixed lines in the Carriers market (millions)	12.061	10.897
- of which total unbundling (millions)	9.513	8.322
- of which wholesale naked ADSL rental** (millions)	1.078	1.212
- of which wholesale line rentals (millions)	1.470	1.363
Spain
Personal
Number of customers* (millions)	11.717	11.395
- of which contract customers (millions)	7.845	7.323
Total ARPU (euros)	266	277
Home
Number of ADSL broadband customers (millions)	1.323	1.187
Number of Voice over IP customers (thousands)	849	696
* Excluding customers of MVNOs ** See glossary *** Company estimate

	30 June 2012	30 June 2011
Poland
Personal
Number of customers* (millions)	14.757	14.535
- of which contract customers (millions)	6.937	6.967
Total ARPU (PLN)	486	503
Home
Total number of fixed telephone lines (millions)	6.840	7.562
Number of ADSL broadband customers (millions)	2.344	2.311
Number of IPTV and satellite TV customers (thousands)	677	592
Rest of World
Personal
Total number of customers* (millions)	99.711	91.550
- of which contract customers (millions)	13.747	12.990
Number PCS customers by region (millions)
Europe	20.281	21.542
Africa and Middle East	76.255	66.976
Other operations	3.174	3.032
Home
Total number of telephone lines (thousands)	2,102	2,256
- of which Europe (thousands)	682	674
- of which Africa and Middle East (thousands)	1,414	1,579
- of which Other operations (thousands)	6	3
Number of broadband customers at end of period (thousands)	904	805
- of which Europe (thousands)	166	150
- of which Africa and Middle East (thousands)	736	654
- of which Other operations (thousands)	2	1
Enterprise
France
Number of legacy telephone lines (thousands)	3,832	4,208
Number of permanent accesses to IP networks (thousands)	344	338
- of which IP-VPN (thousands)	277	272
Number of XoIP connections (thousands)	64	54
World
Number of IP-VPN accesses \ world (thousands)	322	313
Everything Everywhere (United Kingdom) **
Personal
Number of customers* (millions)	26.328	26.803
- of which contract customers (millions)	13.143	12.343
Total ARPU (£/month, based on quarterly revenues)	18.7	18.6
Home
Number of broadband customers (thousands)	714	716
* Excluding customers of MVNOs ** Everything Everywhere customer bases are 50% consolidated in the France Telecom–Orange customer bases.

appendix 8: glossary

ARPU - Fixed Services for Consumers: average annual revenues per line for fixed services and Internet for consumers are calculated by dividing the average monthly revenues over the past twelve months by the weighted average number of fixed service lines for consumers over the same period. The weighted average number of fixed service lines for consumers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines at the start and end of the month. The ARPU of fixed services for consumers is expressed as monthly revenues per line.

ARPU - Personal: average annual revenues per user (ARPU) are calculated by dividing the revenues from mobile services (see "mobile services" below) generated over the past twelve months by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. PCS ARPU is expressed as annual revenues per customer.

broadband ARPU (ADSL, FTTH, satellite and WiMAX): average revenues per user of broadband services per quarter are calculated by dividing the quarterly revenues for consumer broadband services by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. ARPU is expressed as monthly revenues per access.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

commercial expenses and content purchases: external purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, rebranding expenses and content purchases.

comparable basis: data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Amortisation and depreciation. This indicator corresponds to operating income before amortisation and depreciation, before revaluation related to acquisitions of controlling interests, before the reversal of cumulative translation adjustment from liquidated entities, before impairment of goodwill and asset impairment, and before income from associates. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

Internet/Business Everywhere: enables laptop computers to be connected to the Internet anywhere using a USB flash drive.

MVNO: Mobile Virtual Network Operator. Mobile network operator using third party network infrastructures.

naked ADSL: the naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other carriers, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

operating cash flow: corresponds to EBITDA minus CAPEX. EBITDA-CAPEX is one of the Group’s management indicators used to monitor its operational performance and those of its operating sectors.

other external purchases: these include overhead, property expenses, service fees and purchases of other services, equipment costs and other supplies in inventory, call centre outsourcing expenses and other external consumption, net of capitalized production of goods and services.

revenues from data services (Personal): these are revenues from mobile services (see "revenues from mobile services" below), excluding revenues generated by voice services. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (GPRS and 3G) and the cost invoiced to the customer for purchases of content.

revenues from mobile services: these are revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO).

roaming: Use of a mobile telephone service on the network of an operator other than that of the subscriber.

wholesale line rental – WLR: by supplying an analogue connection to the France Telecom–Orange switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 26, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations